Minutes of the Extraordinary General Stockholders' Meeting

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING OF APRIL 17, 2025

DATE, TIME AND VENUE: On April 17, 2025, at 10:10 a.m., exclusively held online and remotely, via videoconference, in accordance with the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 81/2022.

CHAIR: Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary.

QUORUM: Stockholders representing 92,19% of common shares of the Company's capital stock.

CALL NOTICE: Published in the "O Estado de S. Paulo" newspaper on March 18, 2025 (printed version: page B5 and digital version: page 1), on March 19, 2025 (printed version: page B6 and digital version: page 1), and on March 20, 2025 (printed version: page B4 and digital version: page 1).

NOTICE TO STOCKHOLDERS: The publication is not mandatory according to Article 133, paragraph 5, of Law No. 6,404/76.

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was released and made available to stockholders.

RESOLUTIONS ADOPTED:

1. Stockholders were informed that this minute would be drafted in a summarized format.

2. The publication of the minute omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law No. 6.404/76 was approved. The waiving of the reading of the consolidated voting map and the agenda-related documents was also authorized since said documents had already been widely disclosed and made available to stockholders and the market.

3. It amended the Article 3, head provision, of the Bylaws for the purpose of recording the new composition of the capital, in accordance with the resolution of the Board of Directors on the increase of capital within the limit of the authorized capital.

4. It excluded from item 8.2, VII of the Bylaws the mention of the Resolution of the National Monetary Council ("CMN") No. 3,921/2010, which was revoked by the Resolution of the CMN No. 5,177/2024.

5. It consolidated the Corporate Bylaws to document the amendments approved in aforementioned items, which will be effective as initialed by the Chair, after the resolutions of this Meeting are ratified by the Central Bank of Brazil.

REMOTE VOTING: The receipt was recorded of 288 remote voting forms in the period from March 17, 2025 to April 13, 2025, which were duly computed and are consolidated in the Final Voting Map.

QUORUM FOR RESOLUTIONS: Resolutions were adopted by a majority of votes, as stated in the Final Voting Map attached to these minutes describing the percentages of approval, rejection and abstention on each matter resolved upon at the General Stockholders' Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: The Proposal of the Board of Directors made available on March 17, 2025, the voting maps and the votes cast submitted by the Company's stockholders were filed at the Company's head office and certified by the Chair.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), April 17, 2025. (undersigned) Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary.

GUSTAVO LOPES RODRIGUES

Investor Relations Officer

Extraordinary General Stockholders' Meeting

Final summarized voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions for each item of the matters submitted for resolution of its Extraordinary General Stockholders' Meeting held on April 17, 2025, 10:10 a.m exclusively held online, is presented below:

Item	Description	Voting	Number of shares	% over total voting
1	Amend the Bylaws in Article 3, head provision, to reflect the new composition of capital after the increase resolved upon by the Board of Directors within the limit of the authorized capital:	Approve	5,028,198,007	100,00%
		Reject	254	0,00%
		Abstain	46,164	0,00%
2	Amend the Bylaws in item 8.2, VII, to exclude the mention of the Resolution of the National Monetary Council ("CMN") No. 3,921/2010 revoked by the Resolution of the National Monetary Council ("CMN") No. 5,177/2024:	Approve	5,028,188,753	100,00%
		Reject	611	0,00%
		Abstain	55,061	0,00%
3	Consolidate the Bylaws to reflect the amendments mentioned in the previous items:	Approve	5,028,193,976	100,00%
		Reject	655	0,00%
		Abstain	49,794	0,00%

São Paulo-SP, April 17, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer